SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)1

                          United Industrial Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   910671106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 29, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 2 of 13 Pages
------------------------------------               -----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,048,530
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,048,530
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,048,530
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 3 of 13 Pages
------------------------------------               -----------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  1,048,530
   OWNED BY
     EACH      -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8     SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               1,048,530
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,048,530
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.5%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 4 of 13 Pages
------------------------------------               -----------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JAMES R. HENDERSON
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  -0-
   OWNED BY
     EACH      -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8     SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 5 of 13 Pages
------------------------------------               -----------------------------


         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth.

  Item 3 is hereby amended and restated in its entirety as follows:

Item 3.    Source and Amount of Funds or Other Consideration.

           The aggregate purchase price of the 1,048,530 Shares of Common Stock owned by Steel Partners II is $10,339,105. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

  Item 4 is hereby amended to include the following:

Item 4.    Purpose of Transaction.

           On March 29, 2000, the Reporting Persons entered an agreement with the Issuer (the "Agreement"), a copy of which is attached as an exhibit hereto and incorporated herein by reference. Under the terms of the Agreement, the Issuer has agreed, among other things, (i) to include a proposal in its proxy statement (in connection with the 2000 Annual Meeting) to amend the Issuer's by-laws to increase the number of directors constituting the entire board of directors (the "Board") from six to seven (the "Increased Board Proposal") and
(ii) to elect Warren G. Lichtenstein as a director immediately following the 2000 Annual Meeting to fill the newly-created vacancy on the Board should the Increased Board Proposal be approved by the requisite vote, being at least 80% of the Issuer's stockholders. In exchange for the Issuer's promises, Steel Partners II has agreed, among other things, to (i) revoke the Nomination Letter;
(ii) refrain from nominating any individual for election to the Board at the (A) 2000 Annual Meeting, and, if the Increased Board Proposal is approved and Mr. Lichtenstein is elected to the Board, (B) the 2001 Annual Meeting; and (iii) refrain from soliciting proxies with respect to the voting of any securities of the Issuer at the 2000 Annual Meeting, and, if the Increased Board Proposal is approved and Mr. Lichtenstein is elected to the Board, the 2001 Annual Meeting. Furthermore, Messrs. Lichtenstein and Henderson have agreed through the 2000 Annual Meeting, or if the Increased Board Proposal is approved and Mr. Lichtenstein is elected to the Board, for a period of 18 months, to refrain from
(i) forming or participating in a "group", (ii) proposing any shareholder resolutions at any meeting of the shareholders and (iii) seeking to call a special meeting of shareholders or soliciting any written consents of the shareholders of the Issuer.

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 6 of 13 Pages
------------------------------------               -----------------------------


         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

  Item 5 is hereby amended and restated in its entirety as follows:

Item 5.    Interest in Securities of the Issuer.

           (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,294,138 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999.

           As of the close of business on March 29, 2000, Steel Partners II beneficially owns 1,048,530 Shares of Common Stock, constituting approximately 8.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,048,530 Shares, representing approximately 8.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,048,530 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

           (b)  By  virtue  of  his  position   with  Steel   Partners  II,  Mr.
Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D and beneficially owned by Steel Partners II.

           As of the close of business on March 9, 2000, Mr. Henderson does not beneficially own any Shares of Common Stock.

           (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 2.

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 7 of 13 Pages
------------------------------------               -----------------------------


           (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

           (e) Not applicable.

  Item 6 is hereby amended to include the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On March 29, 2000 the Reporting Persons entered into the Agreement with the Issuer. See Item 4 above for a more complete description of the Agreement. A copy of the Agreement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

  Item 7 is hereby amended and restated in its entirety to read as follows:

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, Warren G. Lichtenstein and James R. Henderson, dated March 9, 2000 (previously filed).

                  3.       Director  Nomination Letter from Steel Partners II to
                           United   Industrial   Corp.,   dated  March  9,  2000
                           (previously filed).

                  4.       Agreement   by  and  among  the   United   Industrial
                           Corporation, Steel Partners II, L.P., Warren G. Lichtenstein and James R. Henderson, dated March 29, 2000.

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 8 of 13 Pages
------------------------------------               -----------------------------



                                   SIGNATURES

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:         March 31, 2000                   STEEL PARTNERS II, L.P.

                                                By: Steel Partners, L.L.C.
                                                    General Partner

                                                By:  /s/ Warren G. Lichtenstein
                                                    ---------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                  /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                WARREN G. LICHTENSTEIN



                                                  /s/ James R. Henderson
                                                --------------------------------
                                                JAMES R. HENDERSON

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 9 of 13 Pages
------------------------------------               -----------------------------


                                  Exhibit Index



Exhibit                                                                     Page
-------                                                                     ----

1.       Joint Filing Agreement (previously
         filed)

2.       Joint Filing Agreement between Steel
         Partners II,  Warren  G. Lichtenstein
         and James R. Henderson, dated March 9,
         2000  (previously filed).

3.       Director Nomination Letter from Steel
         Partners II, to United Industrial
         Corporation, dated March 9, 2000
         (previously filed)

4.       Agreement by and among the United                                   10
         Industrial Corporation, Steel Partners
         II, L.P., Warren G. Lichtenstein and
         James R. Henderson, dated March 29,
         2000.

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 10 of 13 Pages
------------------------------------               -----------------------------


                                    AGREEMENT

         AGREEMENT (this "Agreement"), dated as of March 29, 2000, by and among United Industrial Corporation, a Delaware corporation (the "Company"), Steel Partners II, L.P., a Delaware limited partnership (together with its affiliates, "Steel"), Warren G. Lichtenstein ("Lichtenstein") and James R. Henderson ("Henderson", and together with Steel and Lichtenstein, the "Steel Parties").

                              W I T N E S S E T H:

                  WHEREAS, Steel has notified the Company pursuant to a letter dated March 9, 2000 (the "Nomination Letter") that it intends to nominate Lichtenstein and Henderson for election as directors of the Company at its Annual Meeting of Shareholders scheduled to be held on May 9, 2000 (the "2000 Annual Meeting"); and

                  WHEREAS, the parties hereto have reached an agreement with respect to such proposed nomination, as follows:

     1. The Company shall include a proposal in its Proxy Statement in connection with the 2000 Annual Meeting to amend the Company's by-laws to increase the number of directors constituting the entire board of directors (the "Board") from six to seven (the "Increased Board Proposal"). The Board shall recommend the adoption of such proposal. The Company shall retain Innisfree Incorporated ("Innisfree") as its proxy solicitor in connection with the 2000 Annual Meeting. The Company shall pay Innisfree $50,000 for such services, to be used by Innisfree in its best judgment in order to maximize the vote in favor of the Increased Board Proposal. If the Increased Board Proposal is approved by the requisite vote of the Company's shareholders (i.e., by holders of at least 80% of the Company's outstanding shares), then the Board shall elect Lichtenstein immediately following the 2000 Annual Meeting as a director to fill the newly-created vacancy on the Board for a term of two years.

     2. Steel hereby revokes its Nomination Letter. Each Steel Party agrees not to nominate or cause to be nominated any individual for election to the Board at the 2000 Annual Meeting or, if the Increased Board Proposal is approved and Lichtenstein is elected to the Board, the annual meeting of shareholders of the Company to be held in 2001 (the "2001 Annual Meeting"), and agrees not to cast any votes with respect to any directorship of the Company at the 2000 Annual Meeting or, if the Increased Board Proposal is approved and Lichtenstein is elected to the Board, the 2001 Annual Meeting for anyone other than those individuals nominated by the Board, and agrees not to make or participate, whether directly of indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company at the 2000 Annual Meeting or, if the Increased Board Proposal is approved and Lichtenstein is elected to the Board, the 2001 Annual Meeting in opposition to the Board's nominees or in support of any other nominees for director of the Company.

     3. The Steel Parties further agree that without the prior approval of the Board, for a period through the 2000 Annual Meeting or, if the Increased Board Proposal is approved and

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 11 of 13 Pages
------------------------------------               -----------------------------


     Lichtenstein is elected to the Board, for a period of eighteen months from the date hereof, they will not directly or indirectly (i) form or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), (ii) propose any shareholder resolutions at any meeting of shareholders, nor (iii) seek to call a special meeting of shareholders or solicit any written consents of shareholders of the Company.

     4. Each Steel Party hereby agrees that any information concerning the Company (whether prepared by the Company, its advisors or otherwise) which is furnished to such Steel Party by or on behalf of the Company in connection with Steel's interest as a shareholder of the Company (herein collectively referred to as the "Evaluation Material") will be kept confidential by such Steel Party and such Steel Party's advisors; provided, however, that (i) any of such information may be disclosed to such Steel Party's directors, officers, and employees, and representatives of such Steel Party's advisors, who need to know such information in connection with Steel's interest as a shareholder of the Company (it being understood that such directors, officers, employees and representatives shall be informed by such Steel Party of the confidential nature of such information and shall be directed by such Steel Party to treat such information confidentially), and (ii) any disclosure of such information may be made to which the Company consents in writing. In the event that any Steel Party or any representative of any Steel Party is required by law or legal process to disclose all or any part of the information contained in the Evaluation Material, each Steel Party agrees to immediately notify the Company of the existence, terms and circumstances surrounding such a request so that the Company may seek an appropriate protective order prior to such disclosure of such information.

     5. This Agreement may be modified or waived only by a separate writing by each of the parties hereto expressly so modifying or waiving this Agreement.

     6. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law principles thereof.

     7. Each of the parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 12 of 13 Pages
------------------------------------               -----------------------------


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                             UNITED INDUSTRIAL CORPORATION


                                             By: /s/ Harold S. Gelb
                                                 -------------------------------
                                                 Name: Harold S. Gelb
                                                 Title:

                                             STEEL PARTNERS II, L.P.


                                             By: /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                                 Name: Warren G. Lichtenstein
                                                 Title:


                                             /s/ Warren G. Lichtenstein
                                             ----------------------------------
                                             Warren G. Lichtenstein


                                             /s/ James R. Henderson
                                             ----------------------------------
                                             James R. Henderson


         Each of the undersigned hereby agrees to vote in favor of the Increased Board Proposal.


/s/ Edward C. Aldridge, Jr.                   /s/ Joseph S. Schneider
--------------------------------              ----------------------------------
Edward C. Aldridge, Jr.                       Joseph S. Schneider


/s/ Richard R. Erkeneff                       /s/ E. Donald Shapiro
--------------------------------              ----------------------------------
Richard R. Erkeneff                           E. Donald Shapiro


/s/ Harold S. Gelb                            /s/ Robert W. Worthing
--------------------------------              ----------------------------------
Harold S. Gelb                                Robert W. Worthing


/s/ James H. Perry                            /s/ Susan Fein Zawel
--------------------------------              ----------------------------------
James H. Perry                                Susan Fein Zawel

------------------------------------               -----------------------------
CUSIP No. 910671106                     13D          Page 13 of 13 Pages
------------------------------------               -----------------------------


                                   SCHEDULE A

         Transactions in the Shares since the filing of Amendment No. 2


           Shares of Common
            Stock Purchased          Price Per Share         Date of Purchase
            ---------------          ---------------         ----------------

                                Steel Partners II

                   500               8.81000                     3/9/00
                12,500               9.06500                    3/10/00
                12,400               9.04000                    3/13/00


                             Warren G. Lichtenstein

                                      None

                               James R. Henderson

                                      None